December 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Tyler Howes

Re: Shackeford Pharma Inc.

Request for Qualification of Offering Statement on Form 1-A/A

Filed December 7, 2022

File No. 024-11944

Dear Mr. Howes:

Shackelford Pharma Inc., a British Columbia corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement on Form 1-A/A to become qualified at 4:30PM Eastern Time on December 9, 2022, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Daniel D. Nauth at (416) 477-6031. Thank you for your assistance and cooperation.

Very truly yours,

SHACKELFORD PHARMA INC.

By: /s/ Mark Godsy

Name: Mark Godsy

Title: Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC